                                                             EXHIBIT (a)(1)(ix)

CONTACT:
Steven B. Barnett
Executive Vice President
Rag Shops, Inc.
(973) 423-1303 xt 115

FOR IMMEDIATE RELEASE
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                         SUN CAPITAL PARTNERS AFFILIATE
                    COMPLETES ACQUISITION OF RAG SHOPS, INC.

Boca Raton, FL - October 21, 2004 - Crafts Retail Acquisition Corp., an
affiliate of Sun Capital Partners, Inc., announced that it has completed the acquisition of Rag Shops, Inc. (formerly NASDAQ:RAGS).

"Rag Shops is one of the nation's leading craft and fabrics retailers, with a well recognized name, loyal customer and supplier base, diverse product offering and more than 1,300 dedicated, knowledgeable employees" stated Michael
Fieldstone, a Vice President with Sun Capital. "With the addition of Sun
Capital's operational experience, and the substantial financial resources of the equity investors, Rag Shops existing management team is well equipped to strengthen the Company's market position and to take advantage of new opportunities."

Jeff Gerstel, President of Rag Shops added, "We are extremely excited to join with Sun Capital as we continue to focus on our vision for the future."

ABOUT THE TRANSACTION

Approximately 1,910,524 shares of Rag Shops' common stock, or approximately
39.8% of the outstanding shares of Rag Shops, were validly tendered in the tender offer, which expired Wednesday, October 20, 2004 at 11:59 pm (New York
City time). The tendered shares, including approximately 10,613 shares subject to guaranteed delivery, were accepted for payment and will be purchased for
$4.30 per share, net to the seller without interest in accordance with the terms of the offer. Payment for the shares purchased, as well as those shares tendered by notice of guaranteed delivery, will upon delivery of those shares and other required documentation, be made promptly by The Colbent Corporation, the depositary for the offer.

Crafts Retail Acquisition Corp. previously owned approximately 55.7% of the outstanding shares of Rag Shops. These shares, together with the shares validly tendered and purchased in the offer, including shares subject to guaranteed delivery, comprise approximately 95.5% of the outstanding shares of Rag Shops.
Because Crafts Retail Acquisition Corp. owned more than 90% of the outstanding shares of Rag Shops, it was permitted to and did effect a short-form merger under Delaware law. No additional stockholder action was required in connection with the "short-form" merger.

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Each outstanding share of Rag Shops common stock not tendered (other than shares held by Crafts Retail Acquisition Corp., Crafts Retail Holding Corp. and Rag
Shops and other than shares owned by stockholders validly exercising appraisal rights under Delaware law) has been converted into the right to receive $4.30 in cash, without interest. Crafts Retail Acquisition Corp. intends to promptly send holders of such shares information regarding payment of the merger consideration or the exercise of their appraisal rights. Rag Shops stockholders who hold their shares through a broker will be receiving such information from their broker.

         Funding for the payment of the shares purchased in the offer and of the consideration in the merger consisted of a combination of equity contributions from affiliates of Sun Capital as well as a loan provided by Harris Trust and
Savings Bank. The total payment of approximately $9.2 million consisted of (1)
an aggregate of approximately $3 million dollars of equity contributions from affiliates of Sun Capital and (2) approximately $6.2 million in funds obtained by Crafts Retail Holding Corp. pursuant to the loan provided by Harris Trust and
Savings Bank and guaranteed by affiliates of Sun Capital. The loan was made by way of an amendment to an earlier loan agreement increasing the aggregate principal amount available under the loan from $8 million to $15 million. Crafts
Retail Holding Corp. contributed the proceeds of the loan to Crafts Retail
Acquisition Corp. in order to fund the purchase of the shares and the merger consideration. The loan is payable on demand and carries an interest rate of
Harris Trust's prime rate plus 0.25%.

ABOUT SUN CAPITAL PARTNERS

Sun Capital Partners, Inc. is a leading private investment firm focused on leveraged buyouts and investments in market leading companies that can benefit from our in-house operating professionals and experience. Sun Capital affiliates invest in companies typically with the number one or two market position in their industry, long-term competitive advantages and significant barriers to entry. Sun Capital affiliates have invested in more than 70 companies since our inception in 1995 with combined sales in excess of $18.0 billion. Sun Capital has offices in Boca Raton, Florida, Los Angeles, New York and London, but has
acquired and manages companies worldwide. Sun Capital has extensive retail investments including Sam Goody, SunCoast, Media Play, Anchor Blue, MOST, Wickes
Furniture, Bruegger's Bagels, Nationwide Mattress and Furniture Warehouse, The
Mattress Firm and Mervyn's. For more information about Sun Capital, please visit
www.SunCapPart.com.
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ABOUT RAG SHOPS, INC.

Rag Shops, Inc. is a specialty retailer of craft and fabric merchandise operating approximately 69 retail stores in New Jersey, Florida, Pennsylvania,
New York and Connecticut. Rag Shops website can be found at www.ragshop.com.
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